

November 14, 2013

Via E-mail
Mr. Scott Smalling
Chief Financial Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, Oklahoma 73142

> **Re:** **Equal Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2013**
> **Filed November 7, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2013**
> **Response Letter Dated September 30, 2013**
> **File No. 1-34759**

Dear Mr. Smalling:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Response Letter Dated September 30, 2013 - Draft Form 10-K/A1 for the Fiscal Year ended December 31, 2012

Business and Properties, page 6

Reserve Quantities, PV-10 and Standardized Measure, page 10

1. We have read your response to comment 5 in our letter dated August 27, 2013 in which you confirm there were no material amounts of proved undeveloped reserves that will take more than five years to develop since initial disclosure. Please refer to question

        131.03 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves in your next filing. You may find the C&DIs on our website at the following address:

        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

2.   We have read your response to comment 13 in our letter dated August 27, 2013 and note your reference to the use of 12-month weighted average index prices in the estimation of your proved reserves and standardized measure. Please advise or revise your disclosure on page 11 and on page 93 of Amendment No. 1 to clarify that the 12-month average price used is based on the unweighted arithmetic average of the first-day-of-the month price for each month. Refer to Rule 4-10(a)(22)(v) of Regulation S-X.

Risk Factors, page 21

3.   Under the risk factor entitled, "The ability of residents of the United States to enforce civil remedies against us and our directors and officers may be limited" at page 27, you disclose that all of your directors and all but two of your officers reside in Canada. However, we also note your statement that the principal executive office of the company has moved from Calgary, Alberta to Oklahoma City, Oklahoma, and that the company's operations are focused on Oklahoma. Please advise and make any appropriate revisions.

Selected Financial Data, page 33

4.   We note your response to comment 12 from our letter dated August 27, 2013. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains/losses on derivative contracts not designated as cash flow hedges. As part of your response, explain to us why the measure of unrealized gains/losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains/losses on derivative contracts not designated as cash flow hedges represents both unrealized gains/losses on instruments held at period end and the reversal of previously recognized gains/losses on instruments settled during the period.

5.   Separately, in view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, please explain your basis for concluding the following presentations are appropriate:

- Separate disclosure of unrealized gains and losses on the face of your consolidated statements of operations;

- The line items for "Unrealized commodity contracts gain/loss" in your consolidated statements of cash flows;

- Disaggregated presentation of realized and unrealized gains/losses in the notes to your consolidated financial statements;

- Separate presentation and discussion of realized and unrealized gains/losses in both tables and text provided in your MD&A; and

- Disclosure of average sales price per unit including the impact of realized hedging activities.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Management's Discussion and Analysis

Funds from Operations, page 48

6. We note your response to prior comment 15 and the revisions you proposed to make. Clarify for us why you believe leaving in the $1.767 million adjustment representing transaction costs in 2011 is appropriate given the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require cash settlement from a non-GAAP liquidity measure.

Financial Statements

Note 4 – Property, Plant and Equipment, page 75

7. We note your response to prior comment 17, indicating that you recognized the $36 million gain upon sale of your Northern Oklahoma properties in September 2012 since the depletion rate of the U.S. full cost pool declined 22% after the sale, which you considered as significantly altering the relationship between capitalized costs and proved reserves. However, the guidance in Rule 4-10(c)(6)(i) of Regulation S-X requires sales to be accounted for as adjustments to capitalized costs, and thereby precludes gain recognition, unless this approach would result in a significant alteration of the relationship between capitalized costs and proved reserves. You appear to describe actual effects on the depletion rate rather than the relationship between capitalized costs and proved reserves, and also with respect to the effects of the accounting employed rather than the effects that would have occurred in the absence of gain recognition.

Please provide us with your analysis supporting your conclusion that the sale significantly altered the relationship between capitalized costs and proved reserves, including your calculation of the $8.23 per boe and $6.44 per boe that supports the 22% decline in depletion rate. We note per your disclosures on pages 46 and 91 that the sale appears to have removed $22 million of capitalized costs and 1.8MMboe of reserves, which represented 12% and 7% of your PP&E balance and total proved reserves balance at December 31, 2011, respectively.

Please submit a tabulation that shows the actual balances and adjustments to proved reserves and capitalized costs, compared to the balances and adjustments that would have been made if the property account were adjusted for the full amount of the sale. Also submit your computation of gain, including your allocation of the capitalized costs between the reserves sold and reserves retained, along with an explanation of your approach and rationale.

Exhibit 99.1

8.   The reserves report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please advise the engineering firm that you will need an amended reserves report to include the following information in order to satisfy your filing obligations.

- The reserve report does not state it was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).
- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).
- The proportion of the Company's total reserves covered by the report (Item 1202(a)(8)(iii)).
- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
- A discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves (Item 1202(a)(8)(vi)).
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

9.   Please obtain and file a revised reserves report excluding the disclosure of probable reserves information not also included in the filing on Form 10-K as of December 31, 2012. Alternatively, amend the filing on Form 10-K to include the optional disclosure of such reserves.

10.   The reserves report presents the NGL reserve quantities in thousands of gallons (Mgal). Please obtain and file an amended reserves report that expands or alternatively presents the NGL reserve quantities in barrels to conform with the presentation requirements of

such reserves in Form 10-K as set forth in Item 1202(a)(1) of Regulation S-K and FASB ASC paragraph 932-235-50-9.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis

Non-GAAP Financial Measures, page 24

11.   We note your response to prior comment 20, pertaining to your disclosure of the non-GAAP measure Adjusted Earnings (Loss). Pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K and C&DI 102.03, when describing your adjustments, please limit the use of the term non-recurring, infrequent or unusual only to a charge or gain that is not reasonably likely to recur within two years or if there was not a similar charge or gain within the prior two years.

Definitive Proxy on Schedule 14A

Interest of Informed Persons in Material Transactions, page 20

12.   Your response to prior comment 21 does not appear to address all disclosure requirements of Item 13 of Form 10-K. For example, in the revised discussion in Item 13 of your 10-K, you refer to "any director or executive officer (or their immediate family members)," which covers only part of the definition of "related person" in Item 404(a) of Regulation S-K. Also, Item 404(b) of Regulation S-K requires disclosure concerning policies and procedures for the review, approval or ratification of transactions with related persons. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact Caroline Kim at (202) 551-3878 or Norman von Holtzendorff at (202) 551-3237 with questions about legal comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director